Exhibit 99.10

Titan Announces Appointment of Ty Minnick as Interim CFO

Vancouver, B.C., March 28, 2024 – Titan Mining Corporation (TSX:TI) (“Titan” or the “Company”) is pleased to announce the appointment of Ty Minnick as Interim CFO of the Company effective April 1, 2024.

Mr. Minnick has been affiliated with the Augusta Group as a consultant of Augusta Gold Corp. (formerly, Bullfrog Gold Corp.), and was its Chief Financial Officer from 2011 until October 2020. Mr. Minnick has served as the Chief Financial Officer of Athena Gold Corp since May 2021 and has 13 years of experience in the mining industry.  Since December 2018, Mr. Minnick has acted as a Certified Public Accountant (1993) with Grand Mesa CPAs, LLC.

The Company would like to thank Michael McClelland for his years of service as CFO and wishes him the best in his future endeavours.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is built for growth, focused on value and committed to excellence. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact:

Investor Relations:

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this new release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that we expect Titan’s performance at its Empire State Mine to be reflected in our share price as the price of zinc improves; production guidance; C1 Cash Cost guidance; AISC guidance; sustaining and exploration capital guidance; estimates regarding the impact of treatment charges on AISC and C1 cash costs; that exploration expenditures will be focused on advancing the Kilbourne graphite trend and district targets where ESM controls more than 80,000 acres of private mineral rights; and plans for the remainder of the Kilbourne exploration program. When used in this news release words such as “will”, “plans”, “intends” and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to assumptions made regarding the ability to advance exploration efforts at ESM; the results of such exploration efforts; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Readers should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.